SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2004

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: January 28, 2004

List of materials

        Documents attached hereto:

i)	A press release regarding Sony Corporation’s consolidated financial results for the third quarter ended December 31, 2003

ii)	A press release regarding Sony Communication Network Corporation’s consolidated financial results for the third quarter ended December 31, 2003

SONY News & Information	6-7-35 Kitashinagawa Shinagawa-ku Tokyo 141-0001 Japan

No: 04-007E

3:00 P.M. JST, January 28, 2004

Consolidated Financial Results for the Third Quarter

Tokyo, January 28, 2004 — Sony Corporation announced today its consolidated results for the third quarter ended December 31, 2003 (October 1, 2003 to December 31, 2003).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Third quarter ended December 31
	2002	2003	Change	2003*
Sales and operating revenue	¥2,307.7	¥2,323.4	+0.7%	$21,714
Operating income	199.5	158.8	-20.4	1,484
Income before income taxes	201.9	157.8	-21.8	1,475
Net income	125.4	92.6	-26.2	866

Net income per share of common stock
— Basic	¥136.19	¥100.16	-26.5%	$0.94
— Diluted	126.05	93.14	-26.1	0.87

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥107=U.S.$1, the approximate Tokyo foreign exchange market rate as of December 30, 2003.

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Consolidated Results for the Third Quarter ended December 31, 2003

Sales increased 0.7% year on year setting a new quarterly record for Sony. Sales grew 6% on a local currency basis. (For all references herein to results on a local currency basis, see Note I on page 7.) In the Electronics segment, sales to outside customers (excludes sales between consolidated companies) increased, led by increases in the sales of cellular phones (sold mainly to Sony Ericsson Mobile Communications (“Sony Ericsson”)), flat panel televisions, DVD recorders (including PSX), VAIO PCs, and digital still cameras, while sales of other products such as CRT televisions decreased. In the Pictures segment, sales decreased compared with the same quarter of the prior year due to a decrease in home entertainment revenues as compared to those recorded from the strong performance of Spider-Man and other releases during the same quarter of the prior year. Sales in the Game segment decreased due to decreased sales of hardware, although sales of software increased.

Operating income decreased 20.4% (15% decrease on a local currency basis) compared with the same quarter of the previous year mainly due to an increase in restructuring expenses. Operating income in the Electronics segment decreased primarily due to an increase in restructuring expenses (mainly severance related expenses). In the Pictures segment, operating income decreased mainly due to the lower home entertainment revenues noted above. In the Game segment, operating income decreased slightly despite the contribution to profit of increased PlayStation 2 (“PS 2”) software unit sales, primarily because research and development expenses for semiconductors increased compared with the same quarter of the previous year. However, operating income increased in the Music segment, primarily due to benefits realized from restructuring activities, and in the Financial Services segment, due to improvements in valuation gains and losses from investments in the general account of Sony Life Insurance Co., Ltd. (“Sony Life”).

1

Restructuring charges for the current quarter amounted to ¥53.6 billion ($501 million) compared to ¥14.0 billion in the same quarter of the previous year. In the Electronics segment, restructuring charges of ¥46.3 billion ($433 million) were recorded compared to ¥8.5 billion in the same quarter of the previous year.

Income before income taxes decreased 21.8% compared with the same quarter of the previous year. Although net foreign exchange gain increased compared to the same quarter of the previous year, an increase in loss on devaluation of securities investments resulted in deterioration in the net effect of other income and other expenses. The increase in loss on devaluation of securities investments was due to the devaluation of an investment in a privately held Japanese company in which Sony has a minority interest.

Net income decreased 26.2% compared with the same quarter of the previous year. Compared to an effective tax rate of 32.5% in the same quarter of the prior year, the effective tax rate was 42.8% in the current quarter. Equity in net income of affiliated companies consisted of an equity gain, primarily due to profits recorded at Sony Ericsson (the profit Sony recorded from its equity holding was ¥2.8 billion ($26 million)) as compared with equity losses recorded in the same quarter of the previous year.

Remarks by Nobuyuki Idei, Chairman and Group CEO of Sony Corporation

Consolidated sales for the quarter slightly exceeded the record consolidated sales achieved in the same quarter of the previous year. In the Electronics segment, we introduced new models of flat panel televisions, DVD recorders, digital still cameras, video cameras and other products, the competitiveness of which we enhanced in advance of the year-end selling season. As a result, we enjoyed growth in sales to outside customers in all regions on a local currency basis. Going forward, we will continue to spare no effort to expand sales and improve profitability.

The restructuring plan we outlined at our Corporate Strategy Meeting last year is progressing smoothly as all the businesses within the Sony Group work together to build a management structure that produces a high profit margin.

Operating Performance Highlights by Business Segment

Electronics

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2002	2003	Change	2003
Sales and operating revenue	¥1,468.2	¥1,474.7	+0.4%	$13,783
Operating income	82.1	49.5	-39.7	463

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 0.4% (5% increase on a local currency basis). Sales to outside customers increased 8.1% compared to the same quarter of the previous year. Products contributing to the increase in outside sales included cellular phones (sold mainly to Sony Ericsson), which benefited from increased demand for camera-equipped models in Japan and Europe; flat panel televisions, which exhibited significantly increased sales in all geographic regions; DVD recorders (including PSX), which recorded strong sales of new products in Japan; VAIO PCs, which enjoyed strong sales mainly in the U.S. and Cybershot digital still cameras, which saw continued market growth. On the other hand, sales of other products, including CRT televisions, which experienced a market contraction due to a shift in demand to flat panel televisions, decreased. In addition, intersegment sales to the Game segment decreased significantly primarily due to the outsourcing of PS 2 game console production to third parties in China.

2

Operating income decreased by ¥32.6 billion, or 39.7%, compared to the same quarter of the previous year. Although sales to outside customers increased, operating income decreased primarily due to a ¥37.9 billion increase in restructuring expenses (mainly severance related expenses), a decline in prices and the yen’s appreciation against the U.S. dollar.

CCDs, which enjoyed an increase in sales for digital still cameras and cellular phones, and VAIO PCs, which experienced an improvement in operating performance due to contributions from high value-added models, had an increase in operating income. However, Cybershot digital still cameras, which suffered from price declines; CRT televisions, which had a significant decrease in sales due to market contraction; and CLIE personal digital assistants, which were adversely effected by heightened market competition in the U.S., had a decrease in operating income.

Inventory on December 31, 2003 was ¥534.0 billion ($4,991 million), a ¥27.5 billion, or 5.4%, increase compared with the level on December 31, 2002 and a ¥22.3 billion, or 4.0%, decrease compared with the level on September 30, 2003.

Game

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2002	2003	Change	2003
Sales and operating revenue	¥384.1	¥367.0	-4.5%	$3,429
Operating income	71.7	70.5	-1.6	659

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 4.5% compared with the same quarter of the previous year (2% decrease on a local currency basis) because sales of hardware decreased, although sales of software increased.

Hardware: Although PS 2 unit sales in Japan, the U.S., and Europe exceeded unit sales recorded in the same quarter of the previous year, revenue decreased due to strategic price reductions on the PS 2 that were undertaken in Japan, the U.S. and Europe during the current fiscal year.

Software: Revenue increased, although PlayStation software unit sales decreased, as overall quarterly unit sales set a record due to the steady increase in unit sales of PS 2 software in Japan, the U.S. and Europe.

Operating income decreased by ¥1.1 billion, or 1.6%, despite the contribution to profit of the increase in PS 2 software unit sales, mainly due to increased research and development expenses for semiconductors designed for use in future businesses.

Worldwide hardware production shipments*:

→ PS 2: 6.83 million units (a decrease of 1.20 million units)

→ PS one: 1.02 million units (a decrease of 2.00 million units)

Worldwide software production shipments*:

→ PS 2: 104 million units (an increase of 25 million units)

→ PlayStation: 10 million units (a decrease of 12 million units)

*	Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

Inventory on December 31, 2003 was ¥128.6 billion ($1,202 million), a ¥16.1 billion, or 11.1%, decrease compared with the level on December 31, 2002 and a ¥65.0 billion, or 33.6%, decrease compared with the level on September 30, 2003.

3

Music

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2002	2003	Change	2003
Sales and operating revenue	¥188.0	¥182.1	-3.1%	$1,702
Operating income	20.2	30.3	+50.3	283

The amounts presented above are the sum of the yen-translated results of Sony Music Entertainment Inc. (“SMEI”), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc. (“SMEJ”), a Japan based operation which aggregates results in yen. Management analyzes the results of SMEI in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales decreased 3.1% compared with the same quarter of the previous year (6% increase on a local currency basis). Of the Music segment’s sales, 76% were generated by SMEI, and 24% were generated by SMEJ.

SMEI: Sales on a U.S. dollar basis increased 6%. Album sales increased due to higher sales outside of the U.S. Appreciation of European currencies also contributed to the increase in sales on a U.S. dollar basis. Albums which contributed to sales during the quarter included Michael Jackson’s Number Ones, the Now 14 compilation album and Beyonce’s Dangerously in Love.

SMEJ: Sales increased 8% due to an increase in album sales. Albums which contributed to sales during the quarter were Mika Nakashima’s LOVE, Ken Hirai’s Ken’s Bar and ORANGE RANGE’s 1st CONTACT.

Operating income increased by ¥10.1 billion, or 50.3%, from the same quarter of the prior year, as operating performance at both SMEI and SMEJ continued to improve.

SMEI: Operating income, on a U.S. dollar basis, increased significantly from the same quarter of the prior year due to the continued benefits realized from worldwide restructuring activities implemented over the past two years. The higher revenues noted above, together with lower advertising, promotion and overhead expenses, also contributed to the improved operating results.

SMEJ: Operating income increased significantly compared with the same quarter of the prior year due to an improvement in the cost of sales ratio achieved mainly by the above-mentioned sales increase and a reduction in selling, general and administrative expenses, such as advertising and promotion expenses.

During the quarter, Sony and Bertelsmann AG announced that they had signed a binding agreement to combine their recorded music businesses in a joint venture. The newly formed company, which will be known as Sony BMG, will be 50% owned by each parent company. It will not include SMEI’s music publishing, physical distribution and disc manufacturing businesses or SMEJ. The merger is subject to regulatory approvals in the United States and the European Union.

Pictures

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2002	2003	Change	2003
Sales and operating revenue	¥256.3	¥181.2	-29.3%	$1,694
Operating income	31.7	5.6	-82.3	53

The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

4

Sales decreased 29.3% compared with the same quarter of the prior year (20% decrease on a U.S. dollar basis) due to lower home entertainment revenues this quarter as compared to those recorded from the strong performance of Spider-Man and other home entertainment releases during the same quarter of the prior year. However, theatrical revenues increased, benefiting from the strong U.S. theatrical release of Something’s Gotta Give and the theatrical revenues generated outside the U.S. by Bad Boys 2 and S.W.A.T.

Operating income decreased by ¥26.1 billion, or 82.3%, from the same quarter of the prior year. The primary reason for the decline in profitability was the absence of profits generated by the home entertainment release of Spider-Man discussed above. Results for the quarter were negatively impacted by the disappointing U.S. theatrical performance of The Missing.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2002	2003	Change	2003
Financial Services revenue	¥133.1	¥137.3	+3.2%	$1,284
Operating income	3.1	12.7	+307.5	118

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Financial Services revenue increased 3.2% compared with the same quarter of the previous year due to an increase in revenue at Sony Life and Sony Assurance Inc. Regarding Sony Life, the recognition method of insurance premiums received on certain products was changed from being recorded as revenues to being offset against the related provision for future insurance policy benefits in this quarter. Although revenue was reduced by ¥15.4 billion as a result of this change, revenue at Sony Life increased by ¥2.0 billion or 1.8% to ¥117.6 billion ($1,099 million) due to improvements in valuation gains and losses from investments compared with the same quarter of the previous year.*

Operating income increased by ¥9.6 billion, or 307.5%, compared with the same quarter of the previous year due to improvements in valuation gains and losses from investments in the general account at Sony Life. Operating income at Sony Life increased by ¥9.4 billion or 221.8% to ¥13.7 billion ($128 million).* The above mentioned change in revenue recognition method did not have a material effect on operating income at Sony Life.

* The Financial Services revenue and operating income at Sony Life are calculated on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis. The above mentioned change in revenue recognition method did not have an impact on results on a Japanese statutory basis.

Other

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2002	2003	Change	2003
Sales and operating revenue	¥79.4	¥85.2	+7.3%	$796
Operating loss	(3.6)	(2.6)	—	(24)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 7.3% compared with the same quarter of the previous year primarily due to an increase in sales of a business which provides information system services to other businesses within the Sony Group and an IC card business. Of the sales in the Other segment, 54% were sales to outside customers.

Operating loss decreased due to the absence of severance-related expenses recorded in the same quarter of the previous year at an advertising agency business subsidiary in Japan.

5

Cash Flow

The following charts show Sony’s unaudited condensed statements of cash flow on a consolidated basis for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements.

Cash Flow—Consolidated (excluding Financial Services segment)

	(Billions of yen, millions of U.S. dollars)
	Nine months ended December 31
Cash flow	2002	2003	Change	2003
—From operating activities	¥292.7	¥191.6	¥-101.1	$1,790
—From investing activities	(70.7)	(268.7)	-198.0	(2,511)
—From financing activities	(52.7)	319.9	+372.7	2,990
Cash and cash equivalents at beginning of the fiscal year	356.6	438.5	+82.0	4,098
Cash and cash equivalents at December 31	501.7	636.5	+134.8	5,948

Operating Activities: During the first nine months of the current fiscal year, despite an increase in notes and accounts receivable, trade and other factors, operating activities generated more cash than was used primarily due to factors such as profit contributions from the Electronics, Game, and Music segments, and an increase in notes and accounts payable, trade. Compared with the same period of the previous year, while there was an increase in the growth in notes and accounts payable, trade, net cash provided by operating activities declined due to factors such as an increase in the growth in notes and accounts receivable, trade mainly from the increase in sales to outside customers in the Electronics segment and decreases in profits primarily in the Electronics, Pictures, and Game segments.

Investing Activities: During the first nine months of the fiscal year, cash was used to purchase fixed assets, such as semiconductor manufacturing equipment, primarily in the Electronics and Game segments. Compared with the same period of the previous year, net cash used in investing activities increased because proceeds from the sales of securities investments (which included ¥88.4 billion from the sale of Sony’s equity in Telemundo Communications Group, Inc. and its subsidiaries (a U.S.-based Spanish language television network and station group)), maturities of marketable securities and collections of advances were realized in the same period of the previous year, and because of an increase in the aforementioned purchases of fixed assets during the first nine months of the current fiscal year.

Financing Activities: Financing proceeds exceeded repayments during the first nine months of the fiscal year primarily due to proceeds from the issuance, in December 2003, of ¥250 billion of convertible bonds (bonds with stock acquisition rights), which will be applied principally towards investment in semiconductors and key devices, and as a result of the issuance of commercial paper, for the purpose of raising working capital.

Cash and Cash Equivalents: During the first nine months of the current fiscal year, although the difference between net cash provided by operating activities and net cash used in investing activities was a negative ¥77.1 billion ($720 million), because financing proceeds significantly exceeded this level, the total balance of cash and cash equivalents was ¥636.5 billion ($5,948 million) on December 31, 2003, an increase of ¥198.0 billion compared with the level on March 31, 2003.

6

Cash Flow—Financial Services segment

	(Billions of yen, millions of U.S. dollars)
	Nine months ended December 31
Cash flow	2002	2003	Change	2003
—From operating activities	¥215.4	¥204.5	¥-10.9	$1,911
—From investing activities	(323.5)	(333.7)	-10.2	(3,118)
—From financing activities	77.8	115.8	+38.1	1,083
Cash and cash equivalents at beginning of the fiscal year	327.2	274.5	-52.7	2,566
Cash and cash equivalents at December 31	296.9	261.2	-35.7	2,442

Operating Activities: Operating activities generated more cash than was used due to an increase in future insurance policy benefits and other in the first nine months of the current fiscal year reflecting an increase in insurance-in-force.

Investing Activities: During the first nine months of the current fiscal year, payments for investments and advances exceeded proceeds from sales of securities investments, maturities of marketable securities and collections of advances, reflecting an increase in assets under management in Financial Services businesses.

Financing Activities: Due to factors which included expansion in the number of accounts, deposits from customers in the banking business increased in the first nine months of the current fiscal year.

Cash and Cash Equivalents: The total balance of cash and cash equivalents was ¥261.2 billion ($2,442 million) on December 31, 2003, a decrease of ¥13.3 billion compared with the level on March 31, 2003.

Notes

Note I: During the third quarter ended December 31, 2003, the average value of the yen was ¥107.9 against the U.S. dollar and ¥127.9 against the euro, which was 12.7% higher against the U.S. dollar and 5. 4% lower against the euro, compared with the average rates for the same quarter of the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating revenue (“sales”) and operating income obtained by applying the yen’s average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current quarter. Local currency basis results are not reflected in Sony’s financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”). In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note II: “Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income” in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Note III: Commencing with the first quarter ended June 30, 2003, Sony has partly realigned its business segment configuration. Also, in the Network Application and Content Service Sector (“NACS”), expenses incurred in connection with the creation of a network platform business have been transferred out of the Other segment and reclassified as unallocated corporate expenses, because the expected future benefits of this business will be spread across the Sony Group. In accordance with this realignment, results for the third quarter of the previous fiscal year have been reclassified to conform to the presentation of the third quarter of the current fiscal year.

Outlook for the Fiscal Year ending March 31, 2004

We have revised upward our forecast for income before income taxes and net income for the fiscal year ending March 31, 2004 from the figures announced on October 23, 2003. No change was made to our forecast for sales, operating income, capital expenditures or depreciation and amortization. Our restructuring expense forecast for the fiscal year has also been changed from ¥140 billion to ¥150 billion.

7

	Current Forecast	October Forecast
Sales and operating revenue	¥7,400 billion	¥7,400 billion
Operating income	100 billion	100 billion
Income before income taxes	130 billion	120 billion
Net income	55 billion	50 billion

Assumed exchange rates for the fourth quarter ending March 31, 2004: approximately ¥105 to the U.S. dollar (October forecast was approximately ¥110 to the U.S. dollar) and approximately ¥135 to the euro (October forecast was approximately ¥125 to the euro).

Although restructuring expenses are expected to exceed our previous forecast, the stronger than expected results of the Game segment in the third quarter, resulting from strong software sales, and the improvement in valuation gains and losses from investments at Sony Life in the Financial Services segment, caused us to make no change in our forecast for operating income.

The forecast for income before income taxes and net income was revised upward due to the net foreign exchange gain recorded in the third quarter.

Capital expenditures (additions to fixed assets)	¥350 billion
Depreciation and amortization*	390 billion
(Depreciation expenses for tangible assets)	(280 billion	)

*	Including amortization of intangible assets and amortization of deferred insurance acquisition costs.

For the fiscal year ended March 31, 2003, Sony recorded sales and operating revenue of ¥7,473.6 billion, operating income of ¥185.4 billion, income before income taxes of ¥247.6 billion, and net income of ¥115.5 billion.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology, and subjective and changing consumer preferences (particularly in the Electronics, Game, Music and Pictures segments); (iv) Sony’s ability to implement successfully personnel reduction and other business reorganization activities in its Electronics and Music segments; (v) Sony’s ability to implement successfully its network strategy for its Electronics, Music, Pictures and Other segments and to develop and implement successful sales and distribution strategies in its Music and Pictures segments in light of the Internet and other technological developments; (vi) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (vii) the success of Sony’s joint ventures and alliances; and (viii) the risk of being able to obtain regulatory approval and successfully form a jointly owned recorded music company with BMG. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Investor Relations Contacts:

Tokyo Yukio Ozawa +81-(0)3-5448-2180 Home Page: www.sony.net/IR/	New York Masaaki Konoo/Kumiko Koyama +1-212-833-6722	London Chris Hohman/Shinji Tomita +44-(0)20-7444-9713

8

Business Segment Information (Unaudited)

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue	2002	2003	Change	2003
Electronics
Customers	¥1,343,231	¥1,451,754	+8.1%	$13,568
Intersegment	125,017	22,974		215

Total	1,468,248	1,474,728	+0.4	13,783

Game
Customers	377,027	356,212	-5.5	3,329
Intersegment	7,096	10,739		100

Total	384,123	366,951	-4.5	3,429

Music
Customers	160,470	157,912	-1.6	1,476
Intersegment	27,568	24,217		226

Total	188,038	182,129	-3.1	1,702

Pictures
Customers	256,332	181,227	-29.3	1,694
Intersegment	0	0		0

Total	256,332	181,227	-29.3	1,694

Financial Services
Customers	126,366	130,319	+3.1	1,218
Intersegment	6,755	7,023		66

Total	133,121	137,342	+3.2	1,284

Other
Customers	44,307	45,977	+3.8	429
Intersegment	35,101	39,258		367

Total	79,408	85,235	+7.3	796

Elimination	(201,537)	(104,211)	—	(974)

Consolidated total	¥2,307,733	¥2,323,401	+0.7%	$21,714

Electronics intersegment amounts primarily consist of transactions with the Game business.

Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses.

Other intersegment amounts primarily consist of transactions with the Electronics business.

Operating income (loss)	2002	2003	Change	2003
Electronics	¥82,146	¥49,500	-39.7%	$463
Game	71,664	70,519	-1.6	659
Music	20,167	30,305	+50.3	283
Pictures	31,715	5,613	-82.3	53
Financial Services	3,108	12,666	+307.5	118
Other	(3,581)	(2,583)	—	(24)

Total	205,219	166,020	-19.1	1,552

Unallocated corporate expenses and elimination	(5,703)	(7,248)	—	(68)

Consolidated total	¥199,516	¥158,772	-20.4%	$1,484

Commencing with the first quarter ended June 30, 2003, Sony has partly realigned its business segment configuration. In the NACS, expenses incurred in connection with the creation of a network platform business have been transferred out of the Other segment and reclassified as unallocated corporate expenses, because the expected future benefits of this business will be spread across the Sony Group. In accordance with these realignments, results for the previous year have been reclassified to conform to the presentation for the current year.

In the quarter ended December 31, 2003, regarding Sony Life, the recognition method of insurance premiums received on certain products was changed from being recorded as revenues to being offset against the related provision for future insurance policy benefits, reducing revenue in the Financial Services segment in the quarter by ¥15.4 billion. This change did not have a material effect on operating income.

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue	2002	2003	Change	2003
Electronics
Customers	¥3,547,650	¥3,654,022	+3.0%	$34,150
Intersegment	367,505	131,170		1,226

Total	3,915,155	3,785,192	-3.3	35,376

Game
Customers	772,559	632,296	-18.2	5,909
Intersegment	15,134	21,187		198

Total	787,693	653,483	-17.0	6,107

Music
Customers	388,550	368,318	-5.2	3,442
Intersegment	66,891	57,465		537

Total	455,441	425,783	-6.5	3,979

Pictures
Customers	615,530	519,768	-15.6	4,858
Intersegment	0	0		0

Total	615,530	519,768	-15.6	4,858

Financial Services
Customers	369,256	421,073	+14.0	3,935
Intersegment	20,620	20,330		190

Total	389,876	441,403	+13.2	4,125

Other
Customers	125,724	128,723	+2.4	1,203
Intersegment	96,348	113,057		1,057

Total	222,072	241,780	+8.9	2,260

Elimination	(566,498)	(343,209)	—	(3,208)

Consolidated total	¥5,819,269	¥5,724,200	-1.6%	$53,497

Electronics intersegment amounts primarily consist of transactions with the Game business.

Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses.

Other intersegment amounts primarily consist of transactions with the Electronics business.

Operating income (loss)	2002	2003	Change	2003
Electronics	¥157,524	¥98,066	-37.7%	$916
Game	99,022	74,464	-24.8	696
Music	4,576	24,571	+437.0	230
Pictures	50,882	(1,404)	—	(13)
Financial Services	19,645	37,969	+93.3	355
Other	(15,396)	(3,687)	—	(35)

Total	316,253	229,979	-27.3	2,149

Unallocated corporate expenses and elimination	(14,346)	(21,321)	—	(199)

Consolidated total	¥301,907	¥208,658	-30.9%	$1,950

Commencing with the first quarter ended June 30, 2003, Sony has partly realigned its business segment configuration. In the NACS, expenses incurred in connection with the creation of a network platform business have been transferred out of the Other segment and reclassified as unallocated corporate expenses, because the expected future benefits of this business will be spread across the Sony Group. In accordance with these realignments, results for the previous year have been reclassified to conform to the presentation for the current year.

In the quarter ended December 31, 2003, regarding Sony Life, the recognition method of insurance premiums received on certain products was changed from being recorded as revenues to being offset against the related provision for future insurance policy benefits, reducing revenue in the Financial Services segment in nine months ended December 31, 2003, by ¥15.4 billion. This change did not have a material effect on operating income.

Electronics Sales and Operating Revenue to Customers by Product Category

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue	2002	2003	Change	2003
Audio	¥215,565	¥200,428	-7.0%	$1,873
Video	264,445	309,136	+16.9	2,889
Televisions	314,665	303,875	-3.4	2,840
Information and Communications	216,197	231,454	+7.1	2,163
Semiconductors	52,844	69,460	+31.4	649
Components	142,616	169,857	+19.1	1,588
Other	136,899	167,544	+22.4	1,566

Total	¥1,343,231	¥1,451,754	+8.1%	$13,568

	Nine months ended December 31
Sales and operating revenue	2002	2003	Change	2003
Audio	¥548,962	¥502,122	-8.5%	$4,693
Video	697,867	750,655	+7.6	7,015
Televisions	747,131	703,413	-5.9	6,574
Information and Communications	621,902	625,941	+0.6	5,850
Semiconductors	152,257	187,074	+22.9	1,748
Components	396,654	464,335	+17.1	4,340
Other	382,877	420,482	+9.8	3,930

Total	¥3,547,650	¥3,654,022	+3.0%	$34,150

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on pages F-1 and F-2. The Electronics segment is managed as a single operating segment by Sony’s management. However, Sony believes that the information in this table is useful to investors in understanding the sales contributions of the products in this business segment. In addition, commencing with the first quarter ended June 30, 2003, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous year have been reclassified. The primary changes are as follows:

Main Product	Previous Product Category		New Product Category
Set-top box	“Televisions”	→	“Video”
Computer display	“Information and Communications”	→	“Televisions”
LCD television	“Information and Communications”	→	“Televisions”
CRT	“Components”	→	“Televisions”

Geographic Segment Information (Unaudited)

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue	2002	2003	Change	2003
Japan	¥576,943	¥622,930	+8.0%	$5,822
United States	748,374	650,658	-13.1	6,081
Europe	591,181	633,889	+7.2	5,924
Other Areas	391,235	415,924	+6.3	3,887

Total	¥2,307,733	¥2,323,401	+0.7%	$21,714

	Nine months ended December 31
Sales and operating revenue	2002	2003	Change	2003
Japan	¥1,575,947	¥1,670,787	+6.0%	$15,615
United States	1,922,199	1,628,381	-15.3	15,219
Europe	1,302,616	1,358,097	+4.3	12,692
Other Areas	1,018,507	1,066,935	+4.8	9,971

Total	¥5,819,269	¥5,724,200	-1.6%	$53,497

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Consolidated Statements of Income (Unaudited)

	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended December 31
	2002	2003	Change	2003
Sales and operating revenue:			%
Net sales	¥2,166,684	¥2,180,714		$20,380
Financial service revenue	126,366	130,319		1,218
Other operating revenue	14,683	12,368		116

	2,307,733	2,323,401	+0.7	21,714
Costs and expenses:
Cost of sales	1,507,867	1,551,627		14,501
Selling, general and administrative	469,765	485,073		4,533
Financial service expenses	123,250	117,665		1,100
Loss on sale, disposal or impairment of assets, net	7,335	10,264		96

	2,108,217	2,164,629		20,230

Operating income	199,516	158,772	-20.4	1,484

Other income:
Interest and dividends	3,340	3,337		31
Royalty income	5,581	5,671		53
Foreign exchange gain, net	2,840	9,278		87
Gain on sale of securities investments, net	—	1,269		12
Other	8,009	6,154		57

	19,770	25,709		240

Other expenses:
Interest	6,673	7,196		67
Loss on devaluation of securities investments	1,720	10,911		102
Other	8,993	8,564		80

	17,386	26,671		249

Income before income taxes	201,900	157,810	-21.8	1,475

Income taxes	65,536	67,587		632

Income before minority interest and equity in net gain (loss) of affiliated companies	136,364	90,223	-33.8	843
Minority interest in income of consolidated subsidiaries	928	656		6
Equity in net gain (loss) of affiliated companies	(10,005)	3,052		29

Net income	¥125,431	¥92,619	-26.2	$866

Per share data:
Common stock
Net income
— Basic	136.19	100.16	-26.5	0.94
— Diluted	126.05	93.14	-26.1	0.87
Subsidiary tracking stock
Net income (loss)
— Basic	1.11	(10.71)	—	(0.10)

Consolidated Statements of Income (Unaudited)

	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Nine months ended December 31
	2002	2003	Change	2003
Sales and operating revenue:			%
Net sales	¥5,412,892	¥5,267,642		$49,230
Financial service revenue	369,256	421,073		3,935
Other operating revenue	37,121	35,485		332

	5,819,269	5,724,200	-1.6	53,497
Costs and expenses:
Cost of sales	3,838,888	3,819,905		35,700
Selling, general and administrative	1,305,484	1,302,861		12,176
Financial service expenses	349,451	379,165		3,544
Loss on sale, disposal or impairment of assets, net	23,539	13,611		127

	5,517,362	5,515,542		51,547

Operating income	301,907	208,658	-30.9	1,950

Other income:
Interest and dividends	10,161	13,368		125
Royalty income	22,246	23,855		223
Foreign exchange gain, net	2,192	10,471		98
Gain on sale of securities investments, net	70,870	12,665		118
Other	24,672	26,448		247

	130,141	86,807		811
Other expenses:
Interest	20,063	20,670		193
Loss on devaluation of securities investments	17,925	12,550		117
Other	26,697	24,605		230

	64,685	57,825		540

Income before income taxes	367,363	237,640	-35.3	2,221

Income taxes	104,243	103,272		965

Income before minority interest, equity in net loss of affiliated companies and cumulative effect of an accounting change	263,120	134,368	-48.9	1,256
Minority interest in income of consolidated subsidiaries	6,671	1,822		17
Equity in net loss of affiliated companies	29,786	3,763		35

Income before cumulative effect of an accounting change	226,663	128,783	-43.2	1,204
Cumulative effect of an accounting change (2003: Net of income taxes of ¥0 million)	—	(2,117)		(20)

Net income	¥226,663	¥126,666	-44.1	$1,184

Per share data:
Common stock
Income before cumulative effect of an accounting change
— Basic	¥246.46	¥139.56	-43.4	$1.30
— Diluted	228.77	130.49	-43.0	1.22
Net income
— Basic	246.46	137.27	-44.3	1.28
— Diluted	228.77	128.37	-43.9	1.20
Subsidiary tracking stock
Net income (loss)
— Basic	27.88	(28.67)	—	(0.27)

Consolidated Balance Sheets (Unaudited)

	(Millions of yen, millions of U.S. dollars)
ASSETS	December 31 2002	March 31 2003	December 31 2003	December 31 2003
Current assets:
Cash and cash equivalents	¥798,635	¥713,058	¥897,691	$8,390
Time deposits	6,103	3,689	7,611	71
Marketable securities	218,448	241,520	273,261	2,554
Notes and accounts receivable, trade	1,635,099	1,117,889	1,496,804	13,989
Allowance for doubtful accounts and sales returns	(152,518)	(110,494)	(118,125)	(1,104)
Inventories	701,068	625,727	712,737	6,661
Deferred income taxes	149,865	143,999	122,579	1,146
Prepaid expenses and other current assets	493,120	418,826	480,276	4,488

	3,849,820	3,154,214	3,872,834	36,195

Film costs	275,801	287,778	269,183	2,516

Investments and advances:
Affiliated companies	72,479	111,510	85,364	798
Securities investments and other	1,745,558	1,882,613	2,230,022	20,841

	1,818,037	1,994,123	2,315,386	21,639
Property, plant and equipment:
Land	189,518	188,365	193,278	1,806
Buildings	873,645	872,228	950,656	8,885
Machinery and equipment	2,118,062	2,054,219	2,073,346	19,377
Construction in progress	61,588	60,383	92,273	862
Less–Accumulated depreciation	(1,927,595)	(1,896,845)	(1,945,638)	(18,183)

	1,315,218	1,278,350	1,363,915	12,747
Other assets:
Intangibles, net	258,229	258,624	250,856	2,344
Goodwill	291,412	290,127	284,911	2,663
Deferred insurance acquisition costs	326,401	327,869	344,835	3,223
Deferred income taxes	220,938	328,091	265,356	2,480
Other	435,492	451,369	425,136	3,973

	1,532,472	1,656,080	1,571,094	14,683

	¥8,791,348	¥8,370,545	¥9,392,412	$87,780

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥80,608	¥124,360	¥228,625	$2,137
Current portion of long-term debt	230,479	34,385	30,439	284
Notes and accounts payable, trade	896,089	697,385	916,594	8,566
Accounts payable, other and accrued expenses	889,754	864,188	868,899	8,121
Accrued income and other taxes	172,238	109,199	115,633	1,081
Deposits from customers in the banking business	213,881	248,721	358,611	3,352
Other	377,343	356,810	392,509	3,668

	2,860,392	2,435,048	2,911,310	27,209
Long-term liabilities:
Long-term debt	811,151	807,439	1,129,989	10,561
Accrued pension and severance costs	317,514	496,174	535,021	5,000
Deferred income taxes	162,379	159,079	99,185	927
Future insurance policy benefits and other	1,848,136	1,914,410	2,111,994	19,738
Other	282,878	255,478	244,565	2,286

	3,422,058	3,632,580	4,120,754	38,512
Minority interest in consolidated subsidiaries	22,220	22,022	18,493	173

Stockholders’ equity:
Capital stock	476,261	476,278	480,263	4,488
Additional paid-in capital	984,181	984,196	993,138	9,281
Retained earnings	1,424,413	1,301,740	1,416,786	13,241
Accumulated other comprehensive income	(388,895)	(471,978)	(540,503)	(5,051)
Treasury stock, at cost	(9,282)	(9,341)	(7,829)	(73)

	2,486,678	2,280,895	2,341,855	21,886

	¥8,791,348	¥8,370,545	¥9,392,412	$87,780

Consolidated Statements of Cash Flows (Unaudited)

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2002	2003	2003
Cash flows from operating activities:
Net income	¥226,663	¥126,666	$1,184
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization, including amortization of deferred insurance acquisition costs	255,684	266,930	2,495
Amortization of film costs	232,727	209,035	1,954
Accrual for pension and severance costs, less payments	20,125	42,936	401
Loss on sale, disposal or impairment of assets, net	23,539	13,611	127
Gain on sales of securities investments, net	(70,870)	(12,665)	(118)
Deferred income taxes	(65,648)	7,591	71
Equity in net loss of affiliated companies, net of dividends	30,880	5,070	47
Cumulative effect of an accounting change	—	2,117	20
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(298,009)	(423,890)	(3,962)
Increase in inventories	(41,752)	(109,843)	(1,027)
Increase in film costs	(226,738)	(212,481)	(1,986)
Increase in notes and accounts payable, trade	139,788	229,608	2,146
Increase in accrued income and other taxes	69,970	7,295	68
Increase in future insurance policy benefits and other	167,718	197,584	1,846
Increase in deferred insurance acquisition costs	(49,808)	(53,118)	(496)
Increase in other current assets	(40,929)	(82,315)	(769)
Increase in other current liabilities	76,405	95,610	893
Other	53,321	76,705	717

Net cash provided by operating activities	503,066	386,446	3,611

Cash flows from investing activities:
Payments for purchases of fixed assets	(203,552)	(306,204)	(2,862)
Proceeds from sales of fixed assets	23,567	31,672	296
Payments for investments and advances by financial service business	(674,948)	(899,450)	(8,406)
Payments for investments and advances (other than financial service business)	(61,813)	(31,997)	(299)
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances by financial service business	374,587	584,602	5,464
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances (other than financial service business)	138,786	26,933	252
Increase in time deposits	(1,196)	(4,352)	(41)
Cash assumed upon acquisition by stock exchange offering	—	3,634	34

Net cash used in investing activities	(404,569)	(595,162)	(5,562)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	10,506	258,776	2,419
Payments of long-term debt	(23,101)	(23,866)	(223)
Increase (decrease) in short-term borrowings	(22,147)	109,497	1,023
Increase in deposits from customers in the banking business	106,462	109,316	1,022
Dividends paid	(22,965)	(23,189)	(217)
Other	(8,219)	7,705	72

Net cash provided by financing activities	40,536	438,239	4,096

Effect of exchange rate changes on cash and cash equivalents	(24,198)	(44,890)	(419)

Net increase in cash and cash equivalents	114,835	184,633	1,726
Cash and cash equivalents at beginning of the fiscal year	683,800	713,058	6,664

Cash and cash equivalents at December 31	¥798,635	¥897,691	$8,390

(Notes)

1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥107 = U.S. $1, the approximate Tokyo foreign exchange market rate as of December 30, 2003.

2.	As of December 31, 2003, Sony had 1,049 consolidated subsidiaries (including variable interest entities (“VIE”s)). It has applied the equity accounting method in respect to 72 affiliated companies.

3.	Sony calculates and presents per share data separately for Sony’s common stock and for the subsidiary tracking stock which is linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting Standards (“FAS”) No. 128, “Earnings per Share”. The holders of the tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the “two-class” method based on FAS No. 128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stockholders’ economic interest in the targeted subsidiary’s earnings available for dividends or change in accumulated losses that do not include those of the targeted subsidiary’s subsidiaries. The earnings allocated to common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.

Weighted-average shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average shares for the three months and nine months ended December 31, 2002 and 2003 mainly resulted from convertible bonds.

Weighted-average shares	(Thousands of shares)
	Three months ended December 31
	2002	2003
Net income
— Basic	920,961	925,086
— Diluted	999,828	1,000,852

Weighted-average shares	(Thousands of shares)
	Nine months ended December 31
	2002	2003
Income before cumulative effect of an accounting change and net income
— Basic	919,337	923,387
— Diluted	998,275	1,000,606

Weighted-average shares used for computation of earnings per share of the subsidiary tracking stock for the three months and nine months ended December 31, 2002 and 2003 are 3,072 thousand shares. There were no potentially dilutive securities or options granted for earnings per share of the subsidiary tracking stock.

4.	Sony’s comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liabilities adjustments and foreign currency translation adjustments. Net income, other comprehensive income (loss) and comprehensive income for the three months and nine months ended December 31, 2002 and 2003 were as follows:

	Three months ended December 31			(Millions of yen, millions of U.S. dollars) Nine months ended December 31
	2002	2003	2003	2002	2003	2003
Net income	¥125,431	¥92,619	$866	¥226,663	¥126,666	$1,184
Other comprehensive income (loss):
Unrealized gains (losses) on Securities	(744)	1,026	10	(8,173)	30,907	289
Unrealized gains (losses) on derivative instruments	(1,066)	(3,303)	(31)	(3,414)	2,891	27
Minimum pension liabilities Adjustments	—	788	7	—	(2,196)	(21)
Foreign currency translation adjustments	(12,467)	(22,004)	(206)	(101,715)	(100,129)	(936)

	(14,277)	(23,493)	(220)	(113,302)	(68,527)	(641)

Comprehensive income	¥111,154	¥69,126	$646	¥113,361	¥58,139	$543

5.	On April 1, 2002, Sony adopted FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. The adoption of the provision of FAS No. 144 did not have a material impact on Sony’s results of operations and financial position for the year ended March 31, 2003.

6.	In April 2002, the Financial Accounting Standards Board (“FASB”) issued FAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others, effective for fiscal years beginning or transactions occurring after May 15, 2002, with early adoption encouraged. Sony elected early adoption of this statement retroactive to April 1, 2002. The adoption of this statement did not have an impact on Sony’s results of operations and financial position.

7.	In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. Sony adopted FAS No. 146 on January 1, 2003. The adoption of this statement did not have a material effect on Sony’s results of operations and financial position.

8.	In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”. The interpretation elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The initial recognition and initial measurement provisions of FIN No. 45 did not have a material effect on Sony’s results of operations and financial position as at and for the year ended March 31, 2003.

9.	In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123”. FAS No. 148 amends FAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. FAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Sony adopted the disclosure-only requirements in accordance with FAS No. 148 for the year ended March 31, 2003. Sony has accounted for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and, therefore, the adoption of the provisions of FAS No. 148 did not have an impact on Sony’s results of operations and financial position.

10.	Effective with the first quarter ended June 30, 2003, “(Gain) loss on sale, disposal or impairment of assets, net” which was previously included in “Selling, general and administrative” is disclosed separately in “Costs and expenses”. Such amounts for the three months and nine months ended December 31, 2002 have been reclassified to conform to the presentation for this year.

11.	Adoption of New Accounting Standards

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51”. This interpretation addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). FIN No. 46 is effective immediately for all new VIEs created or acquired after January 31, 2003. Sony has not entered into any new arrangements with VIEs on or after February 1, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be adopted by the end of the third quarter of the year ending March 31, 2004, with early adoption from the second quarter encouraged. For VIEs acquired prior to February 1, 2003, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE will be recognized as a cumulative effect of an accounting change. For VIEs created or acquired prior to February 1, 2003, Sony adopted FIN No. 46 on July 1, 2003. As a result of the adoption of FIN No. 46, Sony recognized ¥2,117 million ($20 million) of loss as the cumulative effect of accounting change. Additionally, Sony’s assets and liabilities increased as non-cash transactions, which resulted in no cash flows, by ¥95,255 million ($890 million) and ¥97,950 million ($915 million), respectively, as well as cash and cash equivalents of ¥1,521 million ($14 million).

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Sony adopted FAS No. 143 on April 1, 2003. The adoption of FAS No. 143 did not have a material impact on Sony’s results of operations and financial position.

Multiple Element Revenue Arrangements

In November 2002, the FASB issued Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. Sony adopted EITF Issue No. 00-21 on July 1, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on Sony’s results of operations and financial position.

Derivative Instruments and Hedging Activities

In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under FAS No. 133. Sony adopted FAS No. 149 on July 1, 2003. The adoption of FAS No. 149 did not have an impact on Sony’s results of operations and financial position.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. FAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Sony adopted FAS No. 150 during the first quarter of the year ending March 31, 2004. The adoption of FAS No. 150 did not have an impact on Sony’s results of operations and financial position.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
	2002	2003	Change	2003
Capital expenditures (additions to property, plant and equipment)	¥56,937	¥97,649	+71.5%	$913
Depreciation and amortization expenses*	88,716	95,229	+7.3	890
(Depreciation expenses for tangible assets)	(70,304)	(74,670)	(+6.2)	(698)
R&D expenses	105,564	123,760	+17.2	1,157

	Nine months ended December 31
	2002	2003	Change	2003
Capital expenditures (additions to property, plant and equipment)	¥184,631	¥268,682	+45.5%	$2,511
Depreciation and amortization expenses*	255,684	266,930	+4.4	2,495
(Depreciation expenses for tangible assets)	(205,136)	(210,426)	(+2.6)	(1,967)
R&D expenses	311,749	374,115	+20.0	3,496

*	Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Condensed Financial Services Financial Statements (Unaudited)

    The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules shows unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.

    Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Statements of Income	(Millions of yen, millions of U.S. dollars) Three months ended December 31
Financial Services	2002	2003	Change	2003
			%
Financial service revenue	¥133,121	¥137,342	+3.2	$1,284
Financial service expenses	130,013	124,676	-4.1	1,166

Operating income	3,108	12,666	+307.5	118
Other income (expenses), net	(95)	2,137	—	20

Income before income taxes	3,013	14,803	+391.3	138
Income taxes and other	2,311	6,006	+159.9	56

Net income	¥702	¥8,797	+1,153.1	$82

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sony without Financial Services	2002	2003	Change	2003
			%
Net sales and operating revenue	¥2,184,119	¥2,195,686	+0.5	$20,520
Costs and expenses	1,987,597	2,049,716	+3.1	19,156

Operating income	196,522	145,970	-25.7	1,364
Other income (expenses), net	2,365	(2,963)	—	(27)

Income before income taxes	198,887	143,007	-28.1	1,337
Income taxes and other	74,399	59,426	-20.1	556

Net income	¥124,488	¥83,581	-32.9	$781

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Consolidated	2002	2003	Change	2003
			%
Financial service revenue	¥126,366	¥130,319	+3.1	$1,218
Net sales and operating revenue	2,181,367	2,193,082	+0.5	20,496

	2,307,733	2,323,401	+0.7	21,714
Costs and expenses	2,108,217	2,164,629	+2.7	20,230

Operating income	199,516	158,772	-20.4	1,484
Other income (expenses), net	2,384	(962)	—	(9)

Income before income taxes	201,900	157,810	-21.8	1,475
Income taxes and other	76,469	65,191	-14.7	609

Net income	¥125,431	¥92,619	-26.2	$866

Condensed Statements of Income	(Millions of yen, millions of U.S. dollars) Nine months ended December 31
Financial Services	2002	2003	Change	2003
			%
Financial service revenue	¥389,876	¥441,403	+13.2	$4,125
Financial service expenses	370,231	403,434	+9.0	3,770

Operating income	19,645	37,969	+93.3	355
Other income (expenses), net	(2,454)	2,049	—	19

Income before income taxes	17,191	40,018	+132.8	374
Income taxes and other	9,321	15,872	+70.3	148

Net income	¥7,870	¥24,146	+206.8	$226

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sony without Financial Services	2002	2003	Change	2003
			%
Net sales and operating revenue	¥5,457,205	¥5,309,512	-2.7	$49,622
Costs and expenses	5,174,412	5,138,694	-0.7	48,026

Operating income	282,793	170,818	-39.6	1,596
Other income (expenses), net	72,379	36,196	-50.0	339

Income before income taxes	355,172	207,014	-41.7	1,935
Income taxes and other	132,065	93,336	-29.3	872

Income before cumulative effect of an accounting change	223,107	113,678	-49.0	1,063
Cumulative effect of an accounting change	—	(2,117)	—	(20)

Net income	¥223,107	¥111,561	-50.0	$1,043

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Consolidated	2002	2003	Change	2003
			%
Financial service revenue	¥369,256	¥421,073	+14.0	$3,935
Net sales and operating revenue	5,450,013	5,303,127	-2.7	49,562

	5,819,269	5,724,200	-1.6	53,497
Costs and expenses	5,517,362	5,515,542	-0.0	51,547

Operating income	301,907	208,658	-30.9	1,950
Other income (expenses), net	65,456	28,982	-55.7	271

Income before income taxes	367,363	237,640	-35.3	2,221
Income taxes and other	140,700	108,857	-22.6	1,017

Income before cumulative effect of an accounting change	226,663	128,783	-43.2	1,204
Cumulative effect of an accounting change	—	(2,117)	—	(20)

Net income	¥226,663	¥126,666	-44.1	$1,184

Condensed Balance Sheets

	(Millions of yen, millions of U.S. dollars)
Financial Services ASSETS	December 31 2002	March 31 2003	December 31 2003	December 31 2003
Current assets:
Cash and cash equivalents	¥296,949	¥274,543	¥261,222	$2,442
Marketable securities	213,428	236,621	268,944	2,514
Notes and accounts receivable, trade	78,793	68,188	84,141	786
Other	107,034	105,593	113,840	1,063

	696,204	684,945	728,147	6,805

Investments and advances	1,585,125	1,731,415	2,067,251	19,320
Property, plant and equipment	39,595	45,990	40,503	379
Other assets:
Deferred insurance acquisition costs	326,401	327,869	344,835	3,223
Other	112,961	106,900	108,514	1,014

	439,362	434,769	453,349	4,237

	¥2,760,286	¥2,897,119	¥3,289,250	$30,741

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥36,543	¥72,753	¥79,010	$738
Notes and accounts payable, trade	8,013	5,417	9,759	91
Deposits from customers in the banking business	213,881	248,721	358,611	3,352
Other	91,460	88,986	104,441	976

	349,897	415,877	551,821	5,157
Long-term liabilities:
Long-term debt	140,551	140,908	139,184	1,301
Accrued pension and severance costs	8,788	8,737	10,064	94
Future insurance policy benefits and other	1,848,136	1,914,410	2,111,994	19,738
Other	104,305	104,421	120,033	1,122

	2,101,780	2,168,476	2,381,275	22,255

Stockholders’ equity	308,609	312,766	356,154	3,329

	¥2,760,286	¥2,897,119	¥3,289,250	$30,741

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services ASSETS	December 31 2002	March 31 2003	December 31 2003	December 31 2003
Current assets:
Cash and cash equivalents	¥501,686	¥438,515	¥636,469	$5,948
Marketable securities	5,020	4,899	4,317	40
Notes and accounts receivable, trade	1,407,547	943,073	1,298,808	12,139
Other	1,268,121	1,117,453	1,245,792	11,643

	3,182,374	2,503,940	3,185,386	29,770

Film costs	275,801	287,778	269,183	2,516
Investments and advances	353,153	383,004	368,341	3,443
Investments in Financial Services, at cost	166,905	166,905	176,905	1,653
Property, plant and equipment	1,275,623	1,232,359	1,323,412	12,368
Other assets	1,128,385	1,251,810	1,227,008	11,467

	¥6,382,241	¥5,825,796	¥6,550,235	$61,217

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥296,844	¥126,687	¥217,312	$2,031
Notes and accounts payable, trade	890,224	693,589	910,052	8,505
Other	1,351,974	1,245,578	1,284,782	12,007

	2,539,042	2,065,854	2,412,146	22,543
Long-term liabilities:
Long-term debt	791,440	802,911	1,125,553	10,519
Accrued pension and severance costs	308,726	487,437	524,957	4,906
Other	373,438	310,136	304,079	2,842

	1,473,604	1,600,484	1,954,589	18,267

Minority interest in consolidated subsidiaries	16,267	16,288	13,014	122
Stockholders’ equity	2,353,328	2,143,170	2,170,486	20,285

	¥6,382,241	¥5,825,796	¥6,550,235	$61,217

	(Millions of yen, millions of U.S. dollars)
Consolidated ASSETS	December 31 2002	March 31 2003	December 31 2003	December 31 2003
Current assets:
Cash and cash equivalents	¥798,635	¥713,058	¥897,691	$8,390
Marketable securities	218,448	241,520	273,261	2,554
Notes and accounts receivable, trade	1,482,581	1,007,395	1,378,679	12,885
Other	1,350,156	1,192,241	1,323,203	12,366

	3,849,820	3,154,214	3,872,834	36,195

Film costs	275,801	287,778	269,183	2,516
Investments and advances	1,818,037	1,994,123	2,315,386	21,639
Property, plant and equipment	1,315,218	1,278,350	1,363,915	12,747
Other assets:
Deferred insurance acquisition costs	326,401	327,869	344,835	3,223
Other	1,206,071	1,328,211	1,226,259	11,460

	1,532,472	1,656,080	1,571,094	14,683

	¥8,791,348	¥8,370,545	¥9,392,412	$87,780

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥311,087	¥158,745	¥259,064	$2,421
Notes and accounts payable, trade	896,089	697,385	916,594	8,566
Deposits from customers in the banking business	213,881	248,721	358,611	3,352
Other	1,439,335	1,330,197	1,377,041	12,870

	2,860,392	2,435,048	2,911,310	27,209
Long-term liabilities:
Long-term debt	811,151	807,439	1,129,989	10,561
Accrued pension and severance costs	317,514	496,174	535,021	5,000
Future insurance policy benefits and other	1,848,136	1,914,410	2,111,994	19,738
Other	445,257	414,557	343,750	3,213

	3,422,058	3,632,580	4,120,754	38,512

Minority interest in consolidated subsidiaries	22,220	22,022	18,493	173
Stockholders’ equity	2,486,678	2,280,895	2,341,855	21,886

	¥8,791,348	¥8,370,545	¥9,392,412	$87,780

Condensed Statements of Cash Flows	(Millions of yen, millions of U.S. dollars) Nine months ended December 31
Financial Services	2002	2003	2003
Net cash provided by operating activities	¥215,410	¥204,485	$1,911
Net cash used in investing activities	(323,489)	(333,650)	(3,118)
Net cash provided by financing activities	77,793	115,844	1,083

Net decrease in cash and cash equivalents	(30,286)	(13,321)	(124)
Cash and cash equivalents at beginning of the fiscal year	327,235	274,543	2,566

Cash and cash equivalents at December 31	¥296,949	¥261,222	$2,442

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sony without Financial Services	2002	2003	2003
Net cash provided by operating activities	¥292,731	¥191,620	$1,790
Net cash used in investing activities	(70,666)	(268,699)	(2,511)
Net cash provided by (used in) financing activities	(52,746)	319,923	2,990

Effect of exchange rate changes on cash and cash equivalents	(24,198)	(44,890)	(419)

Net increase in cash and cash equivalents	145,121	197,954	1,850
Cash and cash equivalents at beginning of the fiscal year	356,565	438,515	4,098

Cash and cash equivalents at December 31	¥501,686	¥636,469	$5,948

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Consolidated	2002	2003	2003
Net cash provided by operating activities	¥503,066	¥386,446	$3,611
Net cash used in investing activities	(404,569)	(595,162)	(5,562)
Net cash provided by financing activities	40,536	438,239	4,096

Effect of exchange rate changes on cash and cash equivalents	(24,198)	(44,890)	(419)

Net increase in cash and cash equivalents	114,835	184,633	1,726
Cash and cash equivalents at beginning of the fiscal year	683,800	713,058	6,664

Cash and cash equivalents at December 31	¥798,635	¥897,691	$8,390

SONY

6-7-35 Kita-shinagawa

Shinagawa-ku

Tokyo, 141-0001 Japan

News & Information

No. 04-006	Subsidiary Tracking Stock
2004/1/27	Sony Communication Network Corporation
15:00	Consolidated Financial Results for the
Third Quarter ended December 31, 2003

        Sony Communication Network Corporation (hereinafter, the "SCN Group"), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today its consolidated results for the third quarter ended December 31, 2003 (the period from October 1, 2003 to December 31, 2003) and the nine-month period ended December 31, 2003 (the period from April 1, 2003 to December 31, 2003).

        These results are based on the generally accepted accounting standards of Japan.

•	FY2003.3Q sales decrease 3.5% from the year earlier period—increased revenue from broadband connection and internet-related services, but negative impact from decreased revenue from narrowband connection services and free-promotion campaigns.

During the quarter ended December 31, 2003, sales decreased 3.5% from the year earlier period to 9,590 million yen. An operating loss of 463 million yen and an ordinary loss of 504 million yen were recorded. As a result of gains recorded on issuance of stock by equity investee and sales of investments in affiliate, net income for the period under review was 292 million yen.

•	So-net subscribers total 2.3 million, including 520,000 broadband subscribers.

Although losses of narrowband subscribers increased, the number of broadband subscribers increased 150,000, from 370,000 at the end of the year earlier period, to 520,000. From the year ended March 31, 2003, the number of broadband subscribers increased 100,000. As a result, the total number of So-net subscribers increased 10,000 from 2.29 million at the end of the year earlier period to 2.30 million. The total number of subscribers has not changed since the end of the period ended March 31, 2003.

•	Update to Fiscal Year 2003 Forecast:

Regarding the Forecast of Consolidated Results for the year ending March 31, 2004, the forecast as of October 23, 2003 has been revised.

The forecast for the total number of So-net subscribers at the end of the year ending March 31, 2004 has been revised from 2.4 million to 2.3 million. Along with this revision, the forecast for sales has been lowered by 3.8% from 40,000 million yen to 38,500 million yen. The forecast for operating loss has been revised from a loss of 1,500 million yen to 1,200 million yen, for ordinary loss from 1,700 million yen to 1,200 million yen, and for net loss from 600 million yen to 300 million yen.

1

Consolidated Results for the three-months ended December 31, 2003

		(Millions of Yen)
	Three-months ended December 31
	2002	2003	Change (%)
Sales	9,933	9,590	(3.5)
Operating income (loss)	76	(463)	—
Ordinary income (loss)	(17)	(504)	—
Net income	201	292	45.3

Consolidated Results for the nine-months ended December 31, 2003

		(Millions of Yen)
	Nine-months ended December 31
	2002	2003	Change (%)
Sales	29,307	28,604	(2.4)
Operating income (loss)	973	(926)	—
Ordinary income (loss)	695	(917)	—
Net income (loss)	276	(92)	—

Summary of Consolidated Operations (three-months ended December 31, 2003)

        During the three-month period ended December 31, 2003, although the strong yen continued its progression, there was a trend towards recovery in corporate profitability. Also, consumer spending and business investment continued to strengthen. Thus, the trend towards economic recovery continued during the period.

        Under these economic conditions, in the Internet sectors with which the SCN Group is involved, the number of ADSL users passed 10 million at the end of December. The total number of dedicated-line broadband users as of the end of December, including users of ADSL, cable, and FTTH, passed 13 million. (Data according to the Ministry of Public Management, Home Affairs, Posts and Telecommunications.)

        In this business environment, the SCN Group continued to implement various free-promotion campaigns, as in the second quarter, for ADSL and FTTH. The SCN Group also put efforts into customer acquisition such as by offering a reasonably priced connection service for PDAs (Personal Data Assistance). As a result of these efforts, the number of broadband subscribers increased by 150,000 from the end of the year earlier period, and by 100,000 from the end of the year ended March 31, 2003, to 520,000. Due to the effects of narrowband subscribers continuing to switch to broadband, as well as increased numbers of narrowband subscribers ending their subscriptions, the total number of So-net subscribers increased only 10,000 from the year earlier period, to 2.3 million, which was the same as at the end of the year ended March 31, 2003.

        As a result of these factors, sales for the SCN Group for the quarter ended December 31, 2003 decreased 3.5% from the year earlier period, to 9,590 million yen. While there was an increase in subscribers to broadband services, and increased revenue from internet-related services, including that of consolidated subsidiaries, there was an impact from free-promotion campaigns and a decline in the number of narrowband subscribers.

2

        Regarding profitability, the SCN Group worked to reduce costs through such efforts as decreasing the number of access points for dial-up access and reductions in outsourcing and the use of temporary staff at call centers. On the other hand, there were expenditure for broadband contents, expenses related to marketing and sales promotions such as end-of-year television advertising, and one time costs such as informing existing users of access point integrations. As a result, an operating loss of 463 million yen was recorded, compared with an operating profit of 76 million yen in the year earlier period. Also, although equity income of 14 million yen in affiliated companies accounted for by the equity method was recorded, compared with equity losses of 68 million yen in the year earlier period, due to factors including disposition of certain inventories, an ordinary loss of 504 million yen was recorded, compared with an ordinary loss of 17 million yen in the year earlier period. Furthermore, due to issuance of new shares by Label Gate Co., Ltd., which is accounted for by the equity method, SCN’s share in Label Gate Co., Ltd. declined. As a result, SCN’s share of its accumulated losses declined and a gain on issuance of stock by equity investee of 613 million yen was recorded under extraordinary gains. Also there was a gain on sale of investment in affiliate of 81 million yen. Furthermore, corresponding with a withdrawal from certain businesses, one-time charges of 54 million yen were recorded. As a result, including an effect of income tax benefit of 162 million yen due to losses incurred, net income of 292 million yen was recorded, compared with net income of 201 million yen during the year earlier period.

Sales by Category

The three-months ended December 31, 2003

		Three-months ended December 31, 2002 (millions of yen)	Percentage of total (%)	Three-months ended December 31, 2003 (millions of yen)	Percentage of total (%)	Year-on- year change (%)
Operating revenue	Internet provider services	8,220	82.8	7,656	79.8	(6.9)
	Internet-related services	1,317	13.2	1,689	17.6	28.3
Merchandise sales		396	4.0	245	2.6	(38.2)
Total		9,933	100.0	9,590	100.0	(3.5)

The nine-months ended December 31, 2003

		Nine-months ended December 31, 2002 (millions of yen)	Percentage of total (%)	Nine-months ended December 31, 2003 (millions of yen)	Percentage of total (%)	Year-on- year change (%)
Operating revenue	Internet provider services	24,483	83.5	23,295	81.4	(4.9)
	Internet-related services	3,807	13.0	4,657	16.3	22.3
Merchandise sales		1,018	3.5	653	2.3	(35.9)
Total		29,307	100.0	28,604	100.0	(2.4)

3

«Operating revenue»

ISP services

        In this category, the market for dedicated-line, broadband connections, primarily ADSL and FTTH, is continuing to expand.

        In order to respond to these customer needs, at the end of the year, the SCN Group was working to acquire customers through new member promotion campaigns for services that use FTTH as well as through services for PDAs. As a result, the number of So-net broadband subscribers increased to 520,000, and the total number of So-net subscribers was 2.3 million.

        Overall, sales of ISP services for the quarter ended December 31, 2003 were 7,656 million yen, a decrease of 6.9% compared with the year earlier period. Such sales accounted for 79.8% of total sales. Impacting these sales were free-promotion campaigns for broadband services as well as the impact of narrowband users ending their subscriptions.

Internet-related services

        In this category, sales of contents aimed at mobile phones and consolidated subsidiaries increased smoothly. This included increase in sales of So-net M3 Inc., which operates medical-related sites. This also included Skygate, Co., Ltd., which saw good sales of airline tickets for the end-of-year travel season, and So-net Sports.com Corp., which saw good sales of martial arts events tickets during the end-of-the year period. As a result, sales in this category for the quarter ended December 31, 2003 were 1,689 million yen, an increase of 28.3% compared with the year earlier period. Sales in this category accounted for 17.6% of total sales.

«Merchandise sales»

        In this category, although there were contributions from sales of sports-related websites and theater-related websites, sales were impacted by decreased sales of PlayStation 2 broadband units. As a result, sales in this category for the quarter ended December 31, 2003 were 245 million yen, a decrease of 38.2% compared with the year earlier period. Such sales accounted for 2.6% of total sales.

Results of Consolidated Subsidiaries and of Affiliated Companies Accounted for by the Equity Method

        The SCN Group includes the following five consolidated subsidiaries: So-net Sports.com Corp., So-net M3 Inc., So-net M3 U.S.A. Corp., Skygate, Co., Ltd., and Drivegate Inc. Of these, operations were halted at Drivegate Inc. last July, and in January 2004, it was decided to dissolve the company.

        Also, Label Gate Co., Ltd., which is accounted for by the equity method, has carried out measures to increase the number of songs and albums available for download, but it has not yet begun recording profits. Furthermore, Label Gate Co., Ltd. has issued new shares, and as a result, the SCN Group’s share of the company has decreased from 36% to 21%. This has resulted in a reduction of the SCN Group’s share of Label Gate’s accumulated losses. DeNA Co., Ltd. has seen an increase in the number of goods it offers for auctions and shopping, and it has continued to record profits. The SCN Group’s share of the company decreased from 45% to 28% due to a sale of its investment in the company.

        As a result of the above factors, during the quarter under review, equity income of 14 million yen was recorded compared with equity losses of 68 million yen in the year earlier period.

4

Cash Flow (nine-months ended December 31, 2003)

        Cash and cash equivalents were 2,328 million yen at the end of the period ended December 31, 2003, a decrease of 2,787 million yen from the year earlier period, and a decrease of 1,056 million yen from March 31, 2003. During the nine-month period under review, the SCN Group generated 41 million yen of cash in operating activities, used 296 million yen of cash in investing activities, and used 800 million yen of cash in financing activities.

<Cash flows from operating activities>

        During the nine-month period ended December 31, 2003, regarding cash flows from operating activities, the SCN Group generated 41 million yen, while during the nine-month period ended December 31, 2002, the SCN Group generated 2,145 million yen. This was mainly due to the recording of net loss before income taxes of 305 million yen during the period under review, compared with net income before income taxes of 695 million yen in the year earlier period. Also, net loss before income taxes of 305 million yen during the period under review included gain on issuance of stock by equity investee of 613 million yen as a non-cash earning, due to change in the SCN Group’s share of the affiliated company.

<Cash flows from investing activities>

        During the nine-month period ended December 31, 2003, regarding cash flows from investing activities, the SCN Group used 296 million yen, while during the nine-month period ended December 31, 2002, the SCN Group used 630 million yen. Factors influencing decrease in cash flows from investing activities during the nine-month period under review compared with those during the nine-month period ended December 31, 2002 included repayment of loans by affiliated company of 732 million yen, and proceeds from sale of investment in affiliated company of 231 million yen during the period under review, although there were outlays of 728 million yen for acquisition of intangible assets such as connection services and e-commerce related systems as well as homepage development, compared with outlays of 498 million yen in the year earlier period; and payments for long term prepaid expenses of 195 million yen, compared with payments of 2 million yen in the year earlier period.

<Cash flows from financing activities>

        During the nine-month period ended December 31, 2003, regarding cash flows from financing activities, the SCN Group used 800 million yen, while during the nine-month period ended December 31, 2002, the SCN Group used 1,040 million yen. During the nine-month period under review, this reflected the repayment of long-term debt to Sony Corp.

For inquiries, please contact:

Sony Corp., IR Office
7-35, Kita-Shinagawa 6-chome Shinagawa-ku, Tokyo 141-0001	Tel: (03) 5448-2180
www.sony.co.jp/IR/

Sony Communication Network Corporation, IR Section
7-35, Kita-Shinagawa 4-chome Shinagawa-ku, Tokyo 140-0001	Tel: (03) 3446-7210
www.so-net.ne.jp/corporation/IR/

5

Condensed Consolidated Statements of Income (Unaudited)

For the three-months ended December 31, 2003

				(Millions of yen)
	Three-months ended December 31
	2002		2003		Change
Sales		9,933		9,590	(3.5%)
Cost of sales		5,735		5,963
Gross profit		4,197		3,627
Selling, general and administrative expenses		4,121		4,090
Operating income (loss)		76		(463)	—%
Non-operating income
Equity in net income of affiliated companies	—		14
Other	19	19	1	15
Non-operating expenses
Equity in net loss of affiliated companies	68		—
Other	45	113	56	56
Ordinary loss		(17)		(504)	—%
Extraordinary gain
Gain on issuance of stock by equity investee	—		613
Gain on sale of investment in affiliate	—	—	81	695
Extraordinary loss
Loss on withdrawal from certain operations		—		54
Net income (loss) before income taxes		(17)		136	—%
Income tax current	96		(132)
Income tax deferred	(301)	(204)	(29)	(162)
Minority interest income (loss)		(14)		6
Net income		201		292	—%

For the nine-months ended December 31, 2003

				(Millions of yen)
	Nine-months ended December 31
	2002		2003		Change
Sales		29,307		28,604	(2.4%)
Cost of sales		16,996		17,805
Gross profit		12,312		10,799
Selling, general and administrative expenses		11,339		11,725
Operating income (loss)		973		(926)	—%
Non-operating income		62		208
Non-operating expenses
Equity in net loss of affiliated companies	273		4
Other	66	340	194	198
Ordinary income (loss)		695		(917)	—%
Extraordinary gain
Gain on issuance of stock by equity investees	0		613
Gain on sale of investment in affiliate	—	0	81	695
Extraordinary loss
Loss on withdrawal from certain operations	—		54
Loss on revaluation of investments in other securities	—		28
Loss on issuance of stock by equity investee	—	—	1	83
Net income (loss) before income taxes		695		(305)	—%
Income tax current	469		(54)
Income tax deferred	(22)	447	(179)	(232)
Minority interest income (loss)		(28)		20
Net income (loss)		276		(92)	—%

6

Condensed Consolidated Balance Sheets (Unaudited)

			(Millions of yen)
	December 31 2002	March 31 2003	December 31 2003
ASSETS
Current assets	9,932	8,594	7,836

Cash and bank deposit	459	517	644
Notes and account receivable, trade	3,954	3,803	3,871
Inventories	105	278	137
Deposits in Sony group company	4,657	2,867	1,684
Other	791	1,176	1,543
Allowance for bad debt	(33)	(47)	(43)
Noncurrent assets	4,428	5,458	5,645

Property, plant and equipment	383	349	294

Intangible assets	2,577	2,465	2,407

Software	1,168	1,141	1,265
Goodwill	1,182	1,104	870
Other	227	220	271
Investment and other assets	1,468	2,644	2,945

Investment in affiliates and others	749	1,618	1,526
Other	719	1,025	1,419

Total assets	14,361	14,051	13,481

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	6,176	5,880	5,356

Account payable, trade	2,331	2,428	2,631
Current portion of long-term borrowing from parent company	1,100	800	—
Accrued expense	1,853	1,889	2,021
Other	892	763	704
Long-term liabilities	83	94	130

Total liabilities	6,259	5,974	5,487

Minority interest	(241)	33	53

Common stock	5,246	5,246	5,246
Additional paid-in capital	4,765	4,765	4,765
Retained earnings (accumulated losses)	(1,669)	(1,961)	(2,054)
Unrealized exchange gains (losses) of investment securities	1	(6)	(14)
Foreign currency translation adjustment	—	—	(1)

Total stockholders’ equity	8,343	8,044	7,942

Total liabilities and stockholders’ equity	14,361	14,051	13,481

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Consolidated Statements of Cash Flow (Unaudited)

	(Millions of Yen)
	Nine-months ended December 31
	2002	2003
I. Cash flows from operating activities
Net income (loss) before income taxes	695	(305)
Depreciation and amortization	589	627
Amortization for goodwill	234	234
Equity in net losses of affiliated companies	273	4
Gain on issuances of stock by equity investee	(0)	(613)
Loss on issuance of stock by equity investee	—	1
Loss on revaluation of investments in other securities	—	28
Gain on sale of investments in affiliate	—	(81)
Loss on withdrawal from certain operations	—	54
Decrease in accrued bonuses	(239)	(155)
Increase in accrued severance costs for employees	17	23
Increase in accrued severance indemnities for directors	9	13
Increase (decrease) in allowance for bad debt	5	(5)
Interest income	(2)	(2)
Interest expenses	6	3
Loss on disposal of tangible fixed assets	21	85
Loss on sales of tangible fixed assets	—	1
Gain on sales of tangible fixed assets	—	(0)
(Increase) decrease in account receivable, trade	33	(69)
(Increase) decrease in inventories	(41)	141
Increase in other current assets	(34)	(214)
Increase in accounts payable, trade	363	203
Increase in accrued expenses	140	112
Increase in other current liabilities	250	82

Sub Total	2,318	167

Receipt of interest	2	2
Payments for interest	(6)	(3)
Payments for income taxes	(170)	(126)

Net cash provided by operating activities	2,145	41

II. Cash flows from investing activities
Payment for securities investment	(16)	(122)
Proceeds from sales of securities investment	—	231
Payment for acquisition of fixed assets	(37)	(34)
Proceeds from sales of fixed assets	6	1
Payment for acquisition of intangible assets	(498)	(728)
Proceeds from sales of intangible assets	20	0
Payment for deposits	(27)	(4)
Proceeds from deposits	101	1
Payments for long-term prepaid expenses	(2)	(195)
Net cash increase resulting from acquiring subsidiary	30	—
Payments for loan	(206)	(178)
Repayment of loan	—	732

Net cash used in investing activities	(630)	(296)

8

	(Millions of yen)
	Nine-months ended December 31
	2002	2003
III. Cash flows from financing activities
Decrease in short-term borrowing	(140)	—
Payments of long-term debt	(900)	(800)

Net cash used in financing activities	(1,040)	(800)

IV. Effect of exchange rate difference on cash and cash equivalents	—	(1)
V. Increase (decrease) in cash and cash equivalents	475	(1,056)
VI. Cash and cash equivalents at beginning of year	4,641	3,384

VII. Cash and cash equivalents at end of the period	5,115	2,328

(Notes)

1.	Consolidated financial statements of the SCN Group are based on the standards conforming with the Generally Accepted Accounting Principles in Japan.

(For reference)

		(Millions of yen)
	Three-months ended December 31, 2002	Three-months ended December 31, 2003	Change (%)
Increase in fixed assets	11	10	(13.6)
Increase in intangible assets	125	262	110.1
Depreciation of fixed assets	34	25	(24.7)
Amortization of intangible assets	144	203	41.3

	Nine-months ended December 31, 2002	Nine-months ended December 31, 2003	Change (%)
Increase in fixed assets	34	30	(10.9)
Increase in intangible assets	438	745	70.1
Depreciation of fixed assets	98	75	(23.8)
Amortization of intangible assets	460	494	7.4

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Consolidated Results Forecast (revised)

        Regarding the forecast of the consolidated results for the fiscal year ending March 31, 2004, the SCN Group announces the following changes to the forecast announced October 23, 2003.

        The main reasons for the revisions are as follows:

•	Sales are expected to be lower than the previous forecast due to the revision in the expected number of total So-net subscribers at the end of the year ending March 31, 2004 from 2.4 million to 2.3 million.
•	Operating loss and ordinary loss are expected to improve over the previous forecast due to a reduction in expected subscriber acquisition costs.
•	Also due to improvement of net loss before income taxes resulting from the expected reduction in subscriber acquisition costs and anticipated income tax benefit for the current loss incurred net income is expected to improve.

(Forecast as of January 27, 2004)

Consolidated Results		(Millions of yen) Change from previous forecast
Sales	38,500	(3.8%)
Operating income (loss)	(1,200)	+20%
Ordinary income (loss)	(1,200)	+23.5%
Net income (loss)	(300)	+50.0%

(Forecast as of October 23, 2003)

Consolidated Results		(Millions of yen) Change from previous forecast
Sales	40,000	±0.0%
Operating income (loss)	(1,500)	±0.0%
Ordinary income (loss)	(1,700)	±0.0%
Net income (loss)	(600)	+50.0%

(For reference: Year ended March 31, 2003)

Consolidated Results		(Millions of yen) Change from previous year
Sales	38,795	+17.0%
Operating income	472	—
Ordinary income	96	—
Net income (loss)	(16)	—

Cautionary statement:

Statements made in this release with respect to Sony Corporation and Sony Communication Network’s (“SCN”) current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Therefore, SCN cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.

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